Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Tremor Announces Exercise of Over-allotment Option

NEW YORK, NEW YORK, July 14, 2021 – Tremor International Ltd. (“Tremor”), a global company offering an end-to-end software platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory, announces that the underwriters of its offering of American Depositary Shares (“ADSs”)(the “Offering”), have given notice to Tremor that they are exercising in full their over-allotment option. The underwriters have elected to purchase an additional 1,015,342 ADSs at the Offering price of $19.00 per ADS, raising approximately an additional $19.3 million in gross proceeds for Tremor and bringing the total gross proceeds of the Offering to approximately $147.9 million. Closing of the full exercise of the over-allotment option is expected to occur on July 15, 2021, subject to customary closing conditions.

All ADSs sold in the Offering were sold by Tremor and are trading on the NASDAQ Global Market under the ticker symbol “TRMR”. Tremor’s ordinary shares are admitted to trading on the AIM market of the London Stock Exchange (“AIM”) under the symbol “TRMR”. Each ADS represents two ordinary shares of Tremor.

RBC Capital Markets and Stifel acted as the lead book-running managers for the Offering. JMP Securities, Needham & Company and Raymond James are acting as co-managers for the Offering.

Application has been made for the 2,030,684 ordinary shares of Tremor underlying the ADSs to be issued pursuant to the full exercise of the over-allotment option to be admitted to trading on AIM, and it is expected that admission will become effective and dealings in the ordinary shares will commence at 8:00 a.m. (Greenwich Mean Time) on July 16, 2021.

Following the closing of the full exercise of the over-allotment option, the issued share capital of Tremor is 151,778,852 ordinary shares, and this figure may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or change to their interest in, Tremor under the Disclosure Guidance and Transparency Rules published by the Financial Conduct Authority.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on June 17, 2021. The Offering was made only by means of a prospectus. Copies of the final prospectus relating to and describing the terms of the Offering may be obtained from the offices of RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate, or by telephone at +1 877-822-4089, or by e-mail at equityprospectus@rbccm.com; or from Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by telephone at +1 (415) 364-2720 or by email at syndprospectus@stifel.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

Forward Looking Statements

This press release contains forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding Tremor’s plans to conduct the Offering.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Tremor’s business or unfavorable legislative or regulatory developments.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Tremor may elect to update such forward-looking statements at some point in the future, Tremor disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Tremor’s views as of any date subsequent to the date of this press release .

For further information please contact:

Tremor International Ltd Ofer Druker, Chief Executive Officer Sagi Niri, Chief Financial Officer	via Vigo Consulting
RBC Capital Markets LLC	Tel: +1 877-822-4089
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

Vigo Consulting Jeremy Garcia Antonia Pollock	Tel: +44 20 7390 0230

finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500

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